Mail Stop 7010

March 8, 2006

Via U.S. mail and facsimile

Mr. Johnny Christiansen
Chief Executive Officer
IQ Micro Inc.
500 Australian Avenue, Suite 700
West Palm Beach, FL 33401

Re:	IQ Micro Inc.
Registration Statement on Form 10-SB
Filed February 8, 2006
File No. 000-51796

Dear Mr. Christiansen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that your Form 10-SB will go effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Exchange Act. If our comments are not addressed within this 60-day time period, you should consider withdrawing your
Form 10-SB prior to effectiveness and re-filing a new Form 10-SB that includes changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under
Section 13(a) of the Exchange Act.
2. Please update your financial statements to comply with Item
310(g)
of Regulation S-B at the effective date of your registration statement.

Part I

Introductory Note, page 1

3. Please be advised that the safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to those issuers that, at the time a statement is made, are not subject to the requirements of Section 13(a) or
Section 15(d) of the Exchange Act. We note the statement "within the meaning of the Private Securities Litigation Reform Act of 1995." Please revise to state that the safe harbor does not apply to statements made in your document. Please also comply with this comment in the first sentence of the second paragraph of the MD&A section on page 16.

4. We note the statement in the first sentence of the second last paragraph that you "have not independently verified this information." Please be advised that you are responsible for the entire content of your document and you cannot include language that may be interpreted as a disclaimer of the information contained in your document. Please revise to remove this statement.

Item 1. Description of Business, page 2

5. Please disclose the information required by Items 101(b)(2),
(4),
(8), (9), (10) and (11) of Regulation S-B.

Business of Issuer, page 2

6. The disclosure in this section assumes that the reader has a good understanding of your industry and its terminology. Please revise to describe in greater detail your products and services, and to clarify the terminology associated therewith. In addition, please revise this section so that terms are defined when first used. For example, you do not explain "lab-on-a-chip" until page 7, although you use this term on page 4.

Microfluidics Industry, page 4

7. We note the disclosure in the fourth sentence of the third paragraph. Please identify the industries that have been revolutionized and explain how these industries have been revolutionized.


Microactuators, page 5

8. We note the disclosure in the fifth paragraph. Please describe your international licensing program in greater detail.

Patents, page 7

9. Please disclose when your patents and other intellectual property rights will expire or terminate. See Item 101(b)(7) of Regulation S-
B.

Risk Factors, page 9

10. We note the first two sentences of the paragraph that precedes your risk factors. These seem to suggest that you may be attempting to register a sales transaction. Please note that the registration of a sales transaction would proceed under the Securities Act and the forms thereunder, such as Form S-1. By filing a Form 10-SB, you are registering a class of securities under the Exchange Act, not a sales transaction. Please tell us your intentions regarding the securities or transactions you are registering, and ensure that you select the correct form.

11. Please revise your risk factors to remove the phrases "we cannot assure," "there is no guarantee" and other similar phrases. The actual risk is that the event will occur, not your inability to prevent it. See, for example and without limitation, risk factors one, two, three, 12, 14, 16, 22, 23, 24 and 25.

12. Please add risk factor disclosure regarding the risks associated with your debt, including a discussion of your debt service obligations and the impact of an increase in interest rates of 1%.

13. We note that your directors and executive officers include a Canadian citizen and several Norwegian citizens. We also note that have European consultants. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against these individuals. The risk factor should address the risk U.S. stockholders face in:

* Effecting service of process within the United States on any of your non-U.S. resident executive officers or directors named in your registration statement;

* Enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against any of your non-U.S. residents executive officers or directors you have named in your registration statement;
* Enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in the Canadian courts against any of your non-U.S. resident executive officers or directors named in your registration statement; and

* Bringing an original action in the Norwegian or Canadian courts to enforce liabilities based on the U.S. federal securities laws against any of your non-U.S. resident executive officers or directors named in your registration statement.

We will need additional capital to execute our business plan..., page
10

14. We note the disclosure in the first sentence. Please disclose the total amount of financing you will need to implement your business plan.

We do not have any independent directors..., page 10

15. Please expand this risk factor to clearly disclose the risks to your company from not having independent directors. In this regard, it appears that this risk extends to matters that do not involve
Osmotex.

We depend on key personnel, page 10

16. All companies rely on their key personnel. Please explain how this specific risk applies to your company. For example, are any of your key personnel planning to retire or nearing retirement age? Is there tension between key personnel and your board? Also, we note that your management operates under a consulting agreement with two different entities. Please consider whether there are any risks associated with these arrangements and revise to include an appropriate risk factor.

We currently maintain no theft, casualty or key-man insurance..., page 11

17. Please revise to describe in more detail the risks associated with your company`s decision to forego insurance coverage.

Our limited use of confidentiality agreements..., page 11

18. We note the disclosure in the last sentence regarding certain agreements. Please file these agreements as exhibits to your document, as they appear to be material.


Osmotex USA controls a substantial interest..., page 14

19. We note the disclosure in the last sentence. It does not appear possible to obtain stockholder approval without Osmotex USA`s consent. Please revise to clearly state this fact.

20. Please revise this risk factor to disclose the actual risk, namely the risk that this control may prevent or frustrate certain attempts to effect a transaction that is in the best interests of your minority stockholders.

You may suffer additional dilution..., page 15

21. Please expand the disclosure in this risk factor to discuss the conversion formula and anti-dilution provisions of your convertible securities. Please also illustrate the negative impact that these provisions may have on the number of shares that could be issued upon conversion or exercise of your convertible securities.

Item 2. Management`s Discussion and Analysis, page 16

Plan of Operation, page 17

22. Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity`s Continued Existence. Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained. Please provide additional detail including but not limited to the following:

* Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.

* Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.

* Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.

* A reasonably detailed discussion of your ability or inability to generate sufficient cash to support operations.

* Management`s plans (including relevant prospective financial information).

23. Please significantly revise this section to describe in greater detail your plan of operation for the next 12 months, including a month-by-month analysis of your milestones. Your current disclosure is too general.

24. Please discuss the timing for the commencement of your operations and when you anticipate generating revenue and being profitable.
In
this regard, please discuss any debt obligations you may incur to finance your operations, as well as the anticipated costs of operation.

25. Please discuss the costs associated with your company being a public reporting company.

26. Please disclose any expected hiring due to the commencement of your plan of operation. Please refer to Item 303(a)(iv) of Regulation S-B.

Results of Operations, page 17

27. We note the disclosure in the fifth paragraph under the heading
"Expenses" on page 18. Please provide us with the address of your website.

Expenses, page 18

28. We note the disclosure in the last sentence of the third paragraph. Please file the agreements relating to these consultants as exhibits to your document.

Financial Liquidity and Capital Resources, page 18

29. We note the disclosure in the first paragraph. Please disclose the amount of the proceeds that you have received from the sale of debentures to Cornell Capital. Please also clarify whether any proceeds are being held in escrow.

Secured Convertible Debentures, page 20

30. Please tell us why you believe that you have completed a private placement under Section 4(2) and Rule 506 of Regulation D. We note your disclosure on page 18 that $250,000 of this investment is expected to close after the filing of this registration statement.

Item 3. Description of Property, page 21

31. We note the verbal agreement disclosed in this section.
Please
file a written description that describes the material terms of the agreement as an exhibit to your document. Refer to Interpretation
I.85 of the Division of Corporation Finance`s July 1997 Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

32. We note the disclosure in the last sentence of the second paragraph under the heading "Expenses" on page 18. Please identify the address of your European office and briefly describe the material terms of the lease. Please also file this lease as an exhibit to your document.

Item 4. Security Ownership of Certain Beneficial Owners and
Management, page 21

33. We note that your calculation of beneficial ownership is dated as of December 31, 2005. You are required to calculate beneficial ownership as of the most recent practicable date. Please revise accordingly. See Item 403 of Regulation S-B.

Item 5. Directors and Executive Officers, Promoters and Control
Persons, page 22

34. Please revise each biography to provide the dates of service for each referenced employment experience. Please also revise to provide the relevant employment experience for the past five years. See
Item
401(a) of Regulation S-B.

35. We note that Messrs. Christiansen and Rudman are not required to devote 100% of their business time to the affairs of your company. In this regard, we note the provisions of Section 1.2 of each management agreement. Please disclose their arrangement and the approximate percent of time that Messrs. Christiansen and Rudman work on the affairs of your company.

Item 6. Executive Compensation, page 24

36. Please revise footnote (1) to disclose the amount of the management fee paid to D.P. Martin Associates.  We note Section
3.1
of the Management Agreement.

Employment Agreements, page 24

37. Please expand the disclosure in this section to disclose the material terms of the management agreements and the consulting agreements with Hawk Associates.

Item 7. Certain Relationships and Related Transactions, page 25

38. Please disclose whether you have procedures for reviewing and pre-approving any transactions between you and your directors, officers and other affiliates.

39. Please state whether you believe the transactions you describe in this section are on terms at least as favorable to your company as you would expect to negotiate with unrelated third parties. In responding to this comment, please address your amendment to the licensing agreement to pay a fee of $300,000 to Osmotex, the principal stockholder of your company. In this regard, we note risk factor four on page 10.

40. If material, please revise to provide more detail concerning the relationship between Osmotex and Centre Suisse d`Electronique et de
Microtechnique SA and the agreement they have to further Osmotex`s microfluidics technology product development. We note that Osmotex paid a portion of License Fee to that entity.

Item 8. Description of Securities, page 27

41. Please expand the disclosure in this section to disclose the material terms of the registration rights that you have granted to your security holders.

Secured Convertible Debentures, page 27

42. Please expand the disclosure in this section to disclose the material terms of the debentures you have issued to Cornell
Capital.

43. Please disclose the fact that the number of shares issuable upon conversion of the debentures is not fixed and can increase depending on the trading price of your common stock. Please also disclose the conversion price as of the most recent practicable date.

44. Please include a table illustrating the number of shares issuable upon conversion of the debentures based on a range of assumed conversion prices.

45. We note the disclosure in the second paragraph. Please disclose the conditions to the issuance of the second $250,000 debenture.

46. We note the disclosure in the second last sentence of the second paragraph that the conversion price is $0.48. It appears that he conversion price is based on a formula and not fixed. Please reconcile.

Warrants, page 28

47. Please expand the disclosure in this section to disclose the material terms of the warrants issued to Cornell Capital.

Part II

Item 1. Market Price of and Dividends on the Registrant`s Common
Equity..., page 19

48. Please revise the first paragraph to provide the information required by Item 201(a)(ii) of Regulation S-B.

49. We note the disclosure in your document that you intend to apply to have your common stock listed on the OTC Bulletin Board. We understand that the OTC Bulletin Board is a quotation medium for subscribing NASD members and is not an issuer listing service. Further, only market makers can apply to quote securities on the OTC
Bulletin Board. Please disclose here and, as appropriate, elsewhere in your document whether you intend to contact an authorized OTC Bulletin Board market maker for sponsorship of your securities on the
OTC Bulletin Board.

50. Please disclose the material terms of your financing and listing agreement, as amended, with respect to the listing of your common stock. In this regard, we note Section 2.1 of the agreement.

Dividends, page 19

51. Please disclose the information required by Item 201(c)(2) of Regulation S-B. In this regard, we note Section 7.4 of your security agreement.

Item 3. Changes in and Disagreements with Accountants, page 29

52. Please disclose the information required by Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities, page 30

53. With respect to each transaction, please disclose the facts upon which you relied to make the stated exemption available. See Item 701(d) of Regulation S-B.

Financial Statements

General

54. Please disclose in a footnote the information required by SFAS
57
regarding each of your related party transactions. One example is the lease discussed in Item 3 on page 21.


Consolidated Statement of Stockholders` Deficit, page 4

55. Please revise the title of this statement, so that it reads statement of stockholders` deficit, rather than statements of operations.

56. For each issuance, please disclose the date and number of shares of stock, warrants, rights, or other equity securities issued for cash and for other consideration in accordance with paragraph
11(d)
of SFAS 7.

57. Please revise to present the statement of stockholders` deficit of the predecessor through June 8, 2005 and the statement of stockholders` deficit from June 9, 2005 to September 30, 2005 for the successor company.

58. Please disclose the circumstances surrounding the cancellation of the 31,330,877 restricted shares and the date that it occurred.

Consolidated Statement of Cash Flows, page 5

59. You appear to have amortized the full $70,000 in secured convertible debenture fees in the same period that the debenture was issued, rather than over the life of the debenture. Please explain to us why. See APB 21 and EITF 95-13.

Note 3 - Net Loss Per Common Share, page 8

60. Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been antidilutive for the periods presented. See paragraph 40.c. of SFAS 128.

Note 4 - Licensed Rights, page 9

61. Please tell us how you determined that it was appropriate to record the restricted shares issued for capital contribution with a zero value. Please also tell us why you did not assign any value to the licensed rights that you acquired in exchange for your 42.7 million shares. Please provide support for your conclusions and cite the accounting literature used to determine the appropriate accounting.

Note 6 - Secured Convertible Debenture, page 10

62. Please disclose in this footnote the portion of the $500,000 you allocated to each of the following:

* The debt,
* The warrants, and

* Any other rights.

Please supplementally show us how your allocation methodology follows that described in paragraph 6 of EITF 00-27. In addition, please show us specifically how you computed the values of the warrants and any other rights, including the assumptions used. Please address this comment for each subsequent issuance of convertible debt with warrants as well.

63. Please disclose the total debt discount related to the convertible debenture as described in paragraph 7 of EITF 00-27 and the values of each of its components. Please also disclose the period over which this debt discount is being amortized and why that period was used. You say in Note 2 under the Warrant Valuation caption that the related charge associated with your warrants is recorded immediately as an expense. If this is true related to the warrants issued with this debt, please tell us how this complies with
APB 21. If this is not true related to these warrants, please revise your disclosure in Note 2 accordingly to clarify this. Please supplementally show us specifically how you arrived at the total value of the debt discount and the assumptions you used in doing so.
Please address this comment for each subsequent issuance of convertible debt with warrants as well.

64. Please tell us and disclose how you accounted for the registration rights covering the common shares underlying the secured convertible debenture and warrants. Please also tell us what consideration you gave to EITF 00-19, SFAS 133 and EITF 05-4 in your analysis of the accounting for your registration rights. Please disclose the terms of the registration rights including any liquidated damages that you are required to pay in cash or stock if a registration statement is not filed with the Securities and Exchange
Commission.

65. You indicated that the beneficial conversion feature is treated as an embedded derivative and is therefore classified as a current liability in accordance with SFAS 133. However, on page 2, your beneficial conversion liability is classified as a long-term liability. Please revise accordingly.

66. Please disclose in the footnote the maturity date of each convertible debenture. Please also disclose the maximum number of shares that each convertible debenture can be converted into or disclose that there is no maximum number of shares.



Note 7 - Share Capital, page 10

Warrants, page 10

67. Please disclose in this footnote the date the 250,000 warrants were issued to Hawk Associates, why they were issued, the terms of the warrants and how they were valued, including the assumptions used. Please also disclose why you felt it was appropriate to expense the full $68,200 value of the warrants in the period they were issued. What does Hawk Associates have to do in order to get the full 250,000 warrants? Is there any circumstance under which Hawk Associates will not get the full 250,000 warrants? When did Hawk Associates meet all of the necessary requirements to get the full 250,000 warrants or what portion of the 250,000 warrants have they earned so far? Is the only remaining item associated with the vesting of the warrants the passage of time and nothing that Hawk Associates itself still has to do?

Note 9 - Subsequent Events
Capital Transactions, page 11

68. As noted here and on page 26, you placed 1,000,000 shares in escrow.  Please disclose how you treated these escrowed shares in your basic and diluted loss per share computations.  See paragraph
30
of SFAS 128.

Part III

Item 1. Index to Exhibits, page 35

69. Please file the consulting agreement with Hawk Associates, Inc., dated as of September 1, 2005, as an exhibit to your document. In this regard, we note the disclosure in Schedule 2.14 to the amendment to your capital contribution agreement.

*	*	*	*

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733 or, in his absence, Rufus Decker, Accounting Branch Chief, at
(202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Lesli Shepard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

Sincerely,



Pamela A. Long
Assistant Director
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Mr. Johnny Christiansen
IQ Micro Inc.
March 8, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
  CORPORATION FINANCE